 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Postponement of Annual General Meeting of Shareholders

CyberArk Software Ltd. (the “Company”) hereby publishes notice that its 2019 Annual General Meeting of Shareholders (the “Meeting”), originally scheduled for 4:00 p.m. (Israel time) on June 25, 2019, has been postponed in order to give shareholders additional time to consider the Proposals presented in the Proxy Statement provided to shareholders on or about May 21, 2019 (the “Proxy Statement”) as well as the supplement to the Proxy Statement that the Company intends to provide as noted below.

The Company’s Board of Directors (the “Board”) and management actively engage with and solicit feedback from shareholders in an effort to continuously enhance the Company’s compensation and governance practices to align them with shareholders’ best interests. The Board and its compensation committee seek to ensure that the Company’s equity compensation program supports the achievement of its financial and strategic objectives while remaining in line with market practices and to effectively manage the level of shareholder dilution. The Board acknowledges that an industry-recognized benchmark for foreign private issuers listed on Nasdaq is a dilution rate which does not exceed 10 percent. In that regard, the Board has authorized the Company to reduce its 11.8 percent dilution rate (as reported in the Proxy Statement) to less than 10 percent by cancelling a number of ordinary shares reserved for future grant under the Company’s equity incentive plans.

The Meeting will be rescheduled to a date within the next 21 calendar days, and the Company will publish the new date, time and place of the Meeting in the near future. The Company expects to provide a supplement to its Proxy Statement that provides additional detail regarding the Company’s equity compensation practices.   The record date is unchanged and shareholders of record at the close of business on May 17, 2019, are entitled to vote at the Meeting.

The Board appreciates the perspectives of the Company’s shareholders and is committed to continuing to engage with them as it seeks to enhance shareholder value.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-200367, 333- 202850, 333-216755, 333-223729 and 333-230269).

Cautionary Language Concerning Forward-Looking Statements

 This report contains forward-looking statements, which express the current beliefs and expectations of the Company’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future actions, results, performance or achievements to differ significantly from the actions, results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include those discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this report are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 26, 2019	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer